

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 30, 2017

<u>Via E-Mail</u>
Eric R. Shander
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
100 East Davie Street
Raleigh, NC 27601

> **Re: Red Hat, Inc.
> Form 10-K for the Fiscal Year Ended February 28, 2017
> Filed April 26, 2017
> File No. 1-33162**

Dear Mr. Shander:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 18</u>
<u>Governmental regulations affecting the import or export of software could adversely impact our business, page 29</u>

1. New Horizons Computer Learning Center's website provides information about New Horizons Training Center of Syria, which is located in Damascus, Syria. The Syria training center provides a list of IT applications that includes Red Hat. We note also that provisions of the Macromedia Software License Agreement and Software License Policies and Guidelines available on your website appear to imply that software not identified as export controlled items under the Export Laws may be sold to persons located within Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries. Please describe to us the

nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, including the above customers. For instance, you identify Microsoft Corporation, Huawei Technologies Co. Ltd, Ericsson Inc. and Nokia Corporation as customers on page 6. Each of these companies has reported contacts with Syria and Sudan in filed documents and/or correspondence with the staff. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director